PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Pacific Rim Mining Corp. of our report dated July 20, 2007 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders and to the Registration Statement on Form S-B (Sec no. 333.100832) initially filed with the Securities and Exchange Commission on October 28, 2002.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
July 27, 2007